THREE AND SIX MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E O F C O N T E N T S

THREE AND SIX MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the three and six months ended March 31, 2007, and the audited consolidated financial statements for the year ended September 30, 2006.

This MD&A is prepared as of May 4, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	Overview

Taseko is a mining and mineral exploration company with three properties located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine and two exploration projects: the Prosperity gold-copper property and the Harmony gold property. In 2007, Taseko continues to focus on expansion of the concentrator and other production improvements at the Gibraltar mine, completion of a feasibility study and acquisition of a Project Approval for the Prosperity project, and review of potential acquisitions to provide for further corporate growth.

During the three months ended March 31, 2007, Taseko had an operating profit of $26.9 million, and net earnings after tax of $11.5 million, as compared to an operating profit of $7.4 million, and net earnings after tax of $3.1 million for the same period in fiscal 2006.

Gibraltar

During the quarter ended March 31, 2007, the Gibraltar mine produced 11.2 million pounds of copper in concentrate and 160,000 pounds of molybdenum in concentrate and realized revenues of $46.3 million from copper and $4.8 million from molybdenum.

Production from the solvent extraction and electrowinning (SX-EW) plant began in late January 2007. During the quarter ended March 31, 2007, 0.6 million pounds of copper in cathode were produced.

The average price realized for sales of copper and molybdenum during the quarter were US$3.13 per pound and US$26.60 per pound, respectively.

Work continued on the expansion and upgrade of the concentrator facility at the Gibraltar mine with engineering, construction, and procurement of all major components and contracts on schedule. The

THREE AND SIX MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

upgrade and expansion project will increase the copper production of the Gibraltar mine to 100 million pounds of copper per year by 2008.

Exploration drilling continued at Gibraltar. The program is a follow up to the successful program undertaken during the 2006 fiscal year that resulted in a 74 million ton increase in the mineral reserves in the deposit being mined in the Granite Pit. During the quarter, 51 drill holes were completed or in progress, totaling 43,860 feet (13,370 m).

Prosperity

On January 11, 2007, Taseko announced the positive results of a pre-feasibility level study of its 100% owned Prosperity gold-copper project.

The Company initiated a Feasibility Study for the project in late 2006. The study is undergoing a thorough review and optimization which will move the final date for completing the report into June. Taseko’s efforts have resulted in a Department of Fisheries and Oceans recommendation to the federal Minister of Environment that the Project be referred to a Joint Panel Review. Taseko and its environmental consultant are actively engaged at a technical level with federal and provincial regulatory agencies in the review of the Project. This work will continue in anticipation of a Joint Panel Review, and maintaining the overall timeline for an Environmental Assessment Certificate for the Project.

1.2.1	Gibraltar Mine

Taseko’s 100% owned Gibraltar mine is located north of the City of Williams Lake in south-central British Columbia.

Second Quarter Fiscal 2007 Sales and Inventory

Copper

  Copper in concentrate production during the quarter was 11.2 million pounds of copper.

  Copper concentrate sales for the quarter were 20,094 wet metric tonnes ("WMT"), containing 11.8 million pounds of copper.

  Copper concentrate inventory at March 31, 2007 was 2,608 WMT (1.5 million pounds of copper), a decrease in inventory from the 4,528 WMT of copper concentrate (2.1 million pounds of copper) at the end of the previous quarter.

Molybdenum

  Molybdenum in concentrate production during the quarter was 160,000 pounds.

  Molybdenum concentrate sales during the quarter were 162 WMT, containing 155,395 pounds of molybdenum.

THREE AND SIX MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS
  At the end of the quarter, molybdenum in concentrate inventory was 14.9 WMT (14,408 pounds of molybdenum), compared to 9.4 WMT (9,425 pounds of molybdenum) at the end of the previous quarter.

Production

The following table is a summary of the operating statistics for the current quarter (Q2 – 2007) compared to the same quarter in fiscal 2006 (Q2 – 2006).

	Q2 - Fiscal 2007	Q2 - Fiscal 2006
Total tons mined (millions)[1]	8.7	9.9
Tons of ore milled (millions)	2.3	2.7
Stripping ratio	2.6	2.8
Copper grade (%)	0.315	0.300
Molybdenum grade (%Mo)	0.010	0.010
Copper recovery (%)	78.2	79.7
Molybdenum recovery (%)	33.8	42.7
Copper production (millions lb)	11.8[3]	12.8
Molybdenum production (thousands lb)	160	231
Copper production costs, net of by-product credits[2] , per lb of copper	US$0.96	US$1.07
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.37	US$0.43
Total cash costs of production per lb of copper	US$1.33	US$1.50

[1] Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
[2] The by-product credit is based on pounds of molybdenum and ounces of silver sold.
[3] Copper production includes 11.2 M lb in concentrate and 0.6 M lb in cathode.

Total tons mined in the second quarter were affected by low drill fleet productivity as a result of harder waste rock being encountered in the Granite Pit. The lower drill production reduced material available for movement by both shovel and trucks during February and March. Concentrator operations were negatively affected by a high percentage of very fine ore with high moisture content. This material affected mill throughput by plugging the primary crusher as well as screens and surge bins in the secondary crushing system. Molybdenum recovery was also affected by the performance of the copper circuit.

Mill Expansion Project

Expansion and upgrade of the concentrator facility at the Gibraltar mine commenced in the third quarter of fiscal 2006. The upgrade and expansion project will increase the copper production capacity of the Gibraltar mine to 100 million pounds of copper per year by 2008 by increasing throughput and improving metal recovery.

THREE AND SIX MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

The expansion consists of the addition of a 34-foot semi-autogenous (SAG) mill, conversion of three rod mills to ball mills, and replacement of the 98 small-cell rougher flotation circuit with ten 160-cubic meter tank flotation cells. The major SAG mill components are being constructed in Europe and are on-schedule for delivery during the summer of 2007. The construction of the foundations for the mill itself and the associated facility is complete and erection of the mill building has begun. The first five of ten tank flotation cells are in place and operational. Commissioning of the next five tank cells will occur at the end of July. The SAG mill is on schedule for commissioning in December 2007.

Preliminary engineering is being carried out on a second phase expansion that would increase the mill throughput by a further 25% over the expansion that is currently underway.

Labour

There was one lost time accident during the quarter. The number of personnel at the end of the quarter was 311, compared to 274 at the end of the same quarter of fiscal 2006.

2007 Production Forecast

Forecasted metal production for 2007 was initially estimated to be between 60 and 70 million pounds of copper and one million pounds of molybdenum. Achievement of the forecast was dependent on the ability concentrator receiving ore with similar characteristics to that handled in the fourth quarter of fiscal 2006, and ensuring that the changeover from the old flotation systems to the new flotation cells being installed as part of the concentrator expansion project went as planned.

Copper and molybdenum production in the first six months of 2007 has been 22.4 million pounds and 280,000 pounds, respectively. Production has been affected by the continued downtime of the primary crusher caused by fine, wet ore coming from the Pollyanna pit, and cold temperatures, which caused significant operational and throughput issues. Milling rates, however, have exceeded the nameplate 60 million pounds per year capacity over extended periods.

Moving forward, production results for 2007 will be contingent on the success of cycling the remaining Pollyanna ore through the concentrator during the spring and summer months, blending of the Granite Pit ore that is currently coming on-line, and ensuring that the downtime to switch over to the new flotation systems is kept to a minimum.

1.2.2	Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located 125 kilometres southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to large-scale open pit mining.

On January 11, 2007, the Company announced the results of a pre-feasibility level study of the Project. Highlights are summarized below:

  Pre-tax net present value of $300 million at 7.5% discount rate
  Pre-tax internal rate of return of 14% with a 6 year payback
  19 year mine life at a milling rate of 70,000 tonnes per day

THREE AND SIX MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS
  Life of mine strip ratio of 0.8:1
  Total pre-production capital cost of $756 million in 2006 dollars
  Operating cost of $5.78 per tonne milled over the life of mine
  Mine site production costs, net of gold credits, of US$0.48 per pound of copper

The mineral reserves estimated from the study are:

Prosperity Mineral Reserves at $4.00 NSR/t Cut-off
Category	Tonnes (millions)	Au (g/t)	Cu (%)	Au (millions oz)	Cu (billions lb)
Proven	280	0.47	0.25	2.9	1.3
Probable	200	0.36	0.18	1.6	0.7
Total	480	0.43	0.22	4.5	2.0

The reserve estimate takes into consideration all geologic, mining, milling, and economic factors, and is stated according to Canadian standards (NI43-101; under US standards no reserve declaration is possible until a full feasibility study is completed and financing and permits are acquired.)

Project Summary

The pre-feasibility level study incorporates activities during a pre-production period of two years. The mine plan utilizes a large-scale conventional truck shovel open pit mining and milling operation with a life of mine strip ratio including processing of lower grade ore of 0.8:1.

The Prosperity processing plant is designed with a nominal capacity of 70,000 tonnes per day, expected metallurgical recovery of 88% for copper and 69% for gold, with annual production averaging 100 million pounds copper and 235,000 ounces gold over the 19 year mine life.

The copper-gold concentrate would be hauled with highway trucks to an expanded rail load-out facility at McLeese Lake. Power will be supplied via a new 124 km long, 230 kV transmission line from Dog Creek on the BC Hydro Grid. Infrastructure would also include the upgrade of sections of the existing road to the site, an on-site camp, equipment maintenance shop, administrative office, concentrate storage building, warehouse, and explosives facilities.

Mineral Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Proven and Probable Reserves above are included in the following Measured and Indicated Mineral Resources. The Mineral Resources, as outlined by drilling to date, are tabulated below:

THREE AND SIX MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Prosperity Mineral Resources at 0.14% Cu Cut-off
Category	Tonnes (millions)	Au (g/t)	Cu (%)
Measured	547	0.46	0.27
Indicated	463	0.34	0.21
Total	1,010	0.41	0.24

A technical report was filed on SEDAR on February 27, 2007.

Current Work

The ongoing detailed feasibility study, started by Hatch Associates in October 2006, has achieved significant decreases in the footprint of plant site infrastructure while maintaining concentrator throughput at 70,000 tonnes per day and ensuring adequate support capabilities of other facilities. The study is undergoing a thorough review and optimization, which will move the final date for completing the report into June.

Taseko’s efforts have resulted in a Department of Fisheries and Oceans recommendation to the federal Minister of Environment that the Project be referred to a Joint Panel Review. Taseko and its environmental consultant are actively engaged at a technical level with federal and provincial regulatory agencies in the review of the Project. This work will continue in anticipation of a Joint Panel Review, and maintaining the overall timeline for an Environmental Assessment Certificate for the Project.

1.2.3	Harmony Project

Taseko continues to focus its resources and its efforts on the Gibraltar mine and the Prosperity project in 2007.

Maintenance activities continue on the Harmony project. These activities will continue and assessments will be undertaken as new opportunities arise for the Harmony project.

1.2.4	Market Trends

Overall, copper prices have been increasing since late 2003, averaging US$3.03/lb in 2006. As a result of increasing supply, prices dropped slightly in early 2007, but have increased again since mid February. The average price to early May 2007 is US$2.91/lb.

Overall, gold prices have been increasing for more than three years. Although there was some volatility late in 2006, the average for the year – US$604/oz – was higher than the average price – US$445/oz – in 2005. This volatility continued in early 2007, but prices have been increasing since mid January. The gold price has averaged approximately US$657/oz to early May 2007.

Molybdenum prices stabilized in 2006, averaging US$25.53/lb over the year. Molybdenum prices have strengthened in 2007, averaging US$27.17/lb to early May.

THREE AND SIX MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at	As at	As at
	September 30	September 30	September 30
	2006	2005	2004
Balance Sheets		(restated)	(restated)
Current assets	$149,446,742	$58,380,111	$18,064,003
Mineral properties	2,628,000	3,000	3,000
Other assets	145,386,341	132,613,767	112,799,415
Total assets	297,461,083	190,996,878	130,866,418

Current liabilities	47,861,378	52,204,979	40,354,912
Other liabilities	148,665,895	109,682,344	95,426,763
Shareholders’ equity	100,933,810	29,109,555	(4,915,257)
Total liabilities & shareholders’ equity	$297,461,083	$190,996,878	$130,866,418

	Year ended	Year ended	Year ended
	September 30	September 30	September 30
	2006	2005	2004
Statements of Operations		(restated)	(restated)
Revenue	$161,900,063	$87,638,300	$–
Cost of sales	(103,627,678)	(71,348,118)	–
Amortization	(3,412,048)	(2,657,165)	17,296
Operating profit (loss)	$54,860,337	$13,633,017	$(17,296)

Accretion of reclamation obligation	1,732,000	1,574,000	1,431,000
Exploration	3,544,081	505,586	4,597,968
Foreign exchange loss (gain)	(288,801)	34,080	–
Loss on sale of equipment	–	2,160,992	–
Loss on extinguishment of capital leases	240,049	–	–
General and administration	5,286,039	2,411,688	2,693,067
Ledcor termination fee	3,500,000	–	–
Interest and other income	(7,170,301)	(10,547,609)	(5,154,209)
Interest expense	4,593,622	3,175,353	–
Interest accretion on convertible debt	1,280,099	1,075,478	977,705
Premium paid for acquisition of Gibraltar Reclamation Trust LP	–	–	5,095,249
Restart project	–	6,346,650	14,982,008
Stock-based compensation	3,182,102	1,129,026	5,172,244
Write down of mineral property acquisition costs	–	–	28,810,296

Earnings (loss) before income taxes	$38,961,447	$5,767,773	$(58,622,624)

Current income tax expense (recovery)	4,397,000	(4,099,000)	23,744,000
Future income tax expense (recovery)	1,648,000	(13,423,000)	–
Earnings (loss) for the year	$32,916,447	$23,289,773	$(82,366,624)

Basic earnings (loss) per share	$0.29	$0.23	$(1.10)
Diluted earnings (loss) per share	$0.26	$0.21	$(1.10)

Basic weighted average number of common shares outstanding	113,553,556	100,021,655	75,113,426
Diluted weighted average number of common shares outstanding	126,462,009	110,732,926	75,113,426

THREE AND SIX MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

							Sep 30	Jun 30
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	2005	2005
	2007	2006	2006	2006	2006	2005	(restated)	(restated)
							(1)	(1)
Current assets	114,756	129,940	149,447	68,651	64,839	57,067	58,380	50,973
Mineral properties	5,468	3,554	2,628	3	3	3	3	3
Other assets	200,304	167,332	145,386	134,459	132,713	132,684	132,614	120,522
Total assets	320,528	300,826	297,461	203,113	197,555	189,754	190,997	171,498

Current liabilities	36,426	37,411	47,861	39,330	40,815	41,238	52,205	46,802
Other liabilities	151,799	149,912	148,666	97,588	109,158	109,528	109,682	112,550
Shareholders’ equity	132,303	113,503	100,934	66,195	47,582	38,988	29,110	12,146
Total liabilities and
shareholders’ equity	320,528	300,826	297,461	203,113	197,555	189,754	190,997	171,498

Revenue	(51,624)	(56,897)	(23,196)	(59,922)	(37,511)	(41,271)	(27,699)	(31,520)
Mine site operating costs	18,962	30,809	8,829	31,866	22,574	26,047	20,902	13,263
Transportation and treatment	5,062	6,305	(7,581)	8,973	6,643	6,277	4,401	5,300
Amortization	677	437	898	812	852	849	779	710
Expenses:
Accretion of reclamation
obligation	339	339	433	433	433	433	393	393
Conference and travel	156	168	223	39	84	71	60	36
Consulting	167	80	137	104	78	115	102	83
Corporation taxes	23	–	(564)	434	166	–	(7)	–
Exploration	2,546	1,913	(155)	2,958	471	270	455	7
Interest and accretion charges	1,838	1,906	1,678	2,311	1,043	1,082	1,502	933
Ledcor termination fee	–	–	3,500	–	–	–	–	–
Legal, accounting and audit	484	163	(81)	1,061	334	363	176	74
Office and administration	1,764	762	457	613	499	390	530	237
Shareholder communications	134	113	101	183	97	69	90	45
Trust and filing	118	81	55	23	215	21	8	8
Interest and other income	(3,305)	(2,778)	(2,418)	(1,579)	(1,546)	(1,627)	(1,324)	(1,553)
Gain on sale of marketable
securities	(1,511)	–	–	–	–	–	–	–
Income taxes expense (recovery)	11,485	5,653	(1,968)	5,603	2,410	–	(17,522)	–
Foreign exchange loss (gain)	(472)	(1,505)	(132)	323	(448)	(32)	324	194
Stock-based compensation	2,330	759	731	1,685	535	231	401	170
Unrealized gain on financial
instrument	(665)	(28)	–	–	–	–	–	–
Earnings for the period	11,491	11,720	19,053	4,080	3,071	6,712	16,429	11,620

Earnings per share - basic	0.09	0.09	0.16	0.04	0.03	0.06	0.17	0.11

Note 1. As discussed in Note 4 of the September 30, 2006 consolidated financial statements the consolidated balance sheet as at September 30, 2005 has been amended to present the liability component and equity component separately on the balance sheet. The accretion charges that were previously recorded through deficit are now recorded as interest accretion on convertible debt in the consolidated statement of operations. For the year ended September 30, 2005, this amounted to $1,075,478 (2004 – $977,705).

THREE AND SIX MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

The Company’s pre-tax earnings for the quarter ended March 31, 2007 increased to $23.0 million, compared to $5.5 million in the same period in 2006. The increase in pre-tax earnings is due mainly to higher sales of copper and molybdenum and higher realized metal prices for sales during the quarter compared to the same period in the prior year. The Company’s after-tax earnings for the quarter increased to $11.5 million, compared to $3.1 million for the same period in fiscal 2006.

The Company reported revenues of $51.6 million for the quarter, compared to $37.5 million in the second quarter of 2006. Despite a decrease in pounds sold, revenues increased due to significantly higher copper prices compared to the same period in 2006. The average price per pound of copper concentrate sold increased to US$3.13 per pound, up from US$2.06 in second quarter of fiscal 2006.

Revenues for the quarter consisted of copper concentrate sales of $46.3 million (Q2-2006 – $31.2 million); molybdenum concentrate sales of $4.8 million (Q2-2006 – $6.3 million); and silver concentrate sales of $0.4 million (Q2-2006 – $0.3 million).

Cost of sales for the second quarter of fiscal 2007 was $24.0 million, compared to $29.2 million for the same period in fiscal 2006. Costs of sales consists of total production cost of $19.4 million (Q2-2006 – $22.5 million) for metal produced and sold during the quarter, less a copper inventory adjustment of $0.5 million (Q2-2006 –$0.4 million), and transportation and treatment costs of $5.1 million (Q2-2006 – $6.6 million). The decrease in cost of sales for the quarter was due to lower sales quantities and lower waste to ore ratios in the Pollyanna Pit.

Amortization expense for the quarter was $0.7 million compared to $0.9 million for the same period in fiscal 2006. The decrease from the prior year was the result of a change in the recoverable reserves and expected mine life at Gibraltar in fiscal 2007. Mining and milling assets are amortized using the units of production method based on tons mined and milled divided by the estimated tonnage to be recovered in the mine plan. An increase in recoverable reserves results in higher estimated tonnage to be recovered in the mine plan and hence, a reduced annual amortization rate.

Exploration expenses for the quarter increased to $2.5 million, compared to $0.5 million for the same period in fiscal 2006. This increase was due to a higher level of exploration activity at the Company’s Prosperity project, and includes activities relating to the preparation of an environmental impact assessment and an updated feasibility study for Prosperity. During the quarter, the Company also capitalized $2.0 million of exploration expenses related to increasing the reserves and life of mine at Gibraltar.

General and administrative costs for the quarter increased to $2.8 million from $1.5 million for the same period in fiscal 2006. The main increase was attributable to higher staffing levels and an increase in corporate activities relating to the Company’s acquisition and tax planning initiatives.

Stock-based compensation increased to $2.3 million, compared to $0.5 million in the same period in fiscal 2006, as a result of new share purchase options and a higher fair value on the options granted during the quarter.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company recorded a foreign exchange gain of $0.5 million in the quarter which was mostly unchanged compared to $0.4 million in the same period in fiscal 2006. A significant portion of the Company’s cash reserves are denominated in US dollars.

Interest and other income increased significantly to $3.0 million as compared to $1.5 million in Q2-2006. The increase was mainly due to interest earned on the Company’s increasing cash balances and a realized gain of $0.6 million on the repayment of the investment in Continental Minerals Corporation (“Continental”).

The Company also recorded a $1.5 million gain on disposition of marketable securities of the bcMetals Corporation.

Current and future income taxes of $11.5 million were recorded in the quarter, compared to $2.4 million in the same period of fiscal 2006. The increase in income taxes is due mainly to the depletion of tax pools as a result of the Company’s continued profitability.

The Company also has a tax liability provision of $22.1 million (2006 – $19.6 million) recorded on the Company’s balance sheet. This provision relates to an income tax expense recorded in fiscal 2004 for a subsidiary company which management believes is less than likely of ever becoming payable. The Company would exhaust all appeals if any taxes were actually assessed against the subsidiary. The amount represents a potential liability which has been recognized in a conservative manner in accordance with Canadian generally accepted accounting principles. It does not represent a payable amount based on any filed, or expected to be filed, tax return. No taxation authority has assessed the amount or any portion thereof as payable. Accordingly, there is no immediate impact on liquidity.

1.6	Liquidity

At March 31, 2007, Taseko had working capital of $78.3 million, as compared to a $101.6 million at September 30, 2006. The decrease in working capital was primarily a result of increased capital expenditures during the quarter.

Management anticipates that revenues from copper and molybdenum, along with current cash balances will be sufficient to cover operating costs, working capital, and the Gibraltar mill expansion.

Other than those obligations disclosed in the notes to its audited annual financial statements for the year ended September 30, 2006, the Company has no other long term debt, capital lease obligations, operating leases or any other long term obligations.

THREE AND SIX MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7	Capital Resources

The Company had no commitments for material capital expenditures as of March 31, 2007.

The Company has no lines of credit or other sources of financing.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of, the Company. Taseko reimburses HDI on a full cost-recovery basis.

Costs for services rendered and costs incurred on behalf of the Company by HDI during the three months ended March 31, 2007 were $1.3 million, as compared to $0.7 million in the second quarter of 2006. The increase over prior fiscal year is due to higher staffing levels required to support the increase in general corporate development and exploration activities.

Taseko held a convertible promissory note ("Note") issued by Continental, a public company which is a related party by virtue of certain common directors. The Note had a right to participate in future Continental equity financings. In February 2007, the Company redeemed the Note for cash at 105% of its principal face value and used its pre-emptive right to participate in a private placement consisting of equity units ("Units") of Continental at a price of Cdn$1.65 per Unit. Each Unit consists of one common share of Continental and one Continental common share purchase warrant, exercisable at a price of Cdn$1.80 per share for a one year period from the completion of the financing. As a result, Taseko used the proceeds from the Note to subscribe for 7,318,182 Units of Continental. During the quarter, Taseko also received interest payments totalling $0.3 million from Continental, consisting of cash and 89,229 shares.

1.10	Fourth Quarter

Not applicable.

THREE AND SIX MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.11	Critical Accounting Estimates

The Company's significant accounting policies are presented in notes 2 and 3 of the unaudited consolidated financial statements for the period ended March 31, 2007 and note 3 of the audited consolidated statements for the year ended September 30, 2006. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the consolidated financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of concentrate inventories and supplies inventories the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  rates of amortization of property, plant and equipment
  the carrying values of the reclamation liability,
  the carrying values of the convertible debentures and conversion rights, income taxes,
  the valuation allowances for future income taxes,
  the carrying values of the receivables from sales of concentrate, the carrying values of deferred revenue,
  the assumptions used in determining the reclamation obligation, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

During the six months ended March 31, 2007, the Company increased its mineral reserves at the Company’s Gibraltar mine, thereby extending the life of the mine. Consequently, the rates of amortization of the Company’s property, plant and equipment, the carrying values of the reclamation liability, and the Company’s future income taxes have been revised to reflect the extended mine life.

Mining and milling assets are amortized using the units of production method based on tons mined and milled divided by the estimated tonnage to be recovered in the mine plan. An increase in recoverable reserves results in higher estimated tonnage to be recovered in the mine plan and hence a reduced annual amortization rate.

THREE AND SIX MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.13	Change in Accounting Policies including Initial Adoption

Effective October 1, 2006, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to October 1, 2006 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

  Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.
  Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.
  Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.
  All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

THREE AND SIX MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

  Marketable securities are classified as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

  The Company’s investment in a convertible promissory note of Continental Minerals Corporation (“Continental”) contained an embedded derivative which required separation from the host contract and measured at fair value. This change in accounting policy resulted in a mark-to-market adjustment of $307 to deficit and a similar increase to the carrying value of the Company’s investment in Continental at October 1, 2006. In February 2007, the Company redeemed the convertible promissory note for cash (note 4).

  Reclamation deposits invested in government backed securities are classified as available-for-sale securities and are carried at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from accumulated other comprehensive income to net earnings (loss) when the investment is sold. Previously, reclamation deposits were carried at cost, less provision for other than a temporary decline in value.

  Promissory note relating to the Red Mile Resources No. 2 Limited Partnership Agreement (“Red Mile”) is classified as available for sale.

  Convertible bonds and debenture are classified as held-to-maturity and are measured at amortized costs. Deferred financing costs relating to the issuance of convertible bonds are no longer presented as a separate asset on the balance sheet and are now included in the carrying value of the convertible bonds.

(b)	Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(c)	Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings, to be presented in “other comprehensive income” until it is considered appropriate recognize into net earnings. This standard requires the presentation of comprehensive income and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports a consolidated statement of comprehensive income (loss) and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

THREE AND SIX MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14	Financial Instruments and Other Instruments

Please refer to Section 1.13 above.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

THREE AND SIX MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at May 4, 2007, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				129,024,058

Share purchase option	September 28, 2007	$1.15	123,500
	March 27, 2009	$2.07	50,000
	March 27, 2009	$2.18	247,750
	March 27, 2009	$2.68	130,000
	February 24, 2010	$3.07	1,015,000
	September 28, 2010	$1.15	1,138,334
	September 28, 2010	$2.07	148,367
	September 28, 2010	$2.18	130,000
	March 28, 2011	$2.18	475,000
	March 28, 2011	$2.63	380,000
	March 28, 2011	$2.68	90,000
	February 24, 2012	$3.07	1,818,000	5,745,951

Convertible debenture,	July 21, 2009	$4.89	3,476,483	3,476,483
Boliden Westmin (Canada) Limited

Convertible bonds	August 29, 2011	US$3.35	8,955,224	8,955,224

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

THREE AND SIX MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3	Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the quarter ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the quarter ended March 31, 2007 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.